SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

10 November 2011

Mr Donal Moriarty
Company Secretary
Aer Lingus plc
Head Office
Dublin Airport
Co Dublin
By email and post
OPEN LETTER

Re:      Aer Lingus Group plc - Refusal of EGM requisition

Dear Donal,

I refer to our EGM requisition of 1 November and to your 4 November refusal to act upon our requisition notice.

Please explain, as a matter of urgency, your refusal which is in breach of Irish company law and shareholder rights legislation. Your continuing failure to do so is unacceptable.

We look forward to receiving your reply by return.

Yours sincerely,

________________
Juliusz Komorek
Company Secretary

Cc:       Enforcement Directorate, Central Bank of Ireland, Block D, Iveagh Court, Harcourt Road, Dublin 2
Regulation Department, Irish Stock Exchange, 28 Anglesea Street, Dublin 2, Ireland
UK Listing Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS
London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
Financial Services Authority (FSA), 25 The North Colonnade, Canary Wharf, LONDON E14 5HS
Office of the Director of Corporate Enforcement, 16 Parnell Square, Dublin 1, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 November, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary